LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of LAS VEGAS FROM HOME.COM ENTERTAINMENT INC. (hereinafter called the “Company”) will be held on Friday, June 30, 2006, at the Company’s office, Suite 100, 1255 West Pender Street, Vancouver, BC V6E 2V1 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended December 31, 2005, and the Auditor’s Report thereon;

2.	To fix the number of Directors for the ensuing year at four;

3.	To elect Directors for the ensuing year;

4.	To re-appoint Smythe Ratcliffe, Chartered Accountants, as the Company’s Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor; and

5.	To transact such other business as may properly come before the Meeting.

Accompanying this Notice is an Information Circular and Proxy with notes to Proxy.

Shareholders unable to attend the Annual General Meeting in person should read the notes accompanying the enclosed Proxy and complete and return the Proxy to the Company’s Registrar and Transfer Agent within the time and to the location set out in the said notes to the Proxy.

The enclosed Proxy is solicited by Management and you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 12th day of May, 2006.

BY ORDER OF THE BOARD,

“Jacob H. Kalpakian”

Jacob H. Kalpakian
President